                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                               SCHEDULE 13D
                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934


                         BADGER PAPER MILLS, INC.
                             (NAME OF ISSUER)

                COMMON STOCK, WITHOUT NOMINAL OR PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 056543101
                              (CUSIP NUMBER)

                              GORDON R. LEWIS
                        WARNER NORCROSS & JUDD LLP
                           900 OLD KENT BUILDING
                            111 LYON STREET, NW
                     GRAND RAPIDS, MICHIGAN 49503-2489
                              (616) 752-2752
         (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMUNICATIONS)

                             FEBRUARY 13, 1998
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





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CUSIP No. 056543101                 13D


(1)  Name of Reporting Person:     Bomarko, Inc.
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(2)  Check the Appropriate Box                                   (a) [X]
     if a Member of a Group:                                     (b) [ ]
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(3)  SEC Use Only:
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(4)  Source of Funds     PF
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(5)  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                                  [ ]
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(6)  Citizenship or Place of Organization:  Delaware
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Number of Shares         (7)  Sole Voting Power:                 276,664
                                                                 -------
Beneficially Owned       (8)  Shared Voting Power:
                                                                 -------
By Reporting Person      (9)  Sole Dispositive Power:            276,664
                                                                 -------
With                     (10) Shared Dispositive Power:
                                                                 -------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:    276,664
                                                                 -------
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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                          [ ]
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(13) Percent of Class Represented by Amount in Row (11):    14.2%
                                                            -----
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(14) Type of Reporting Person:     CO
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CUSIP No. 056543101                 13D


(1)  Name of Reporting Person:     Extrusions Division, Inc.
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(2)  Check the Appropriate Box                                   (a) [X]
     if a Member of a Group:                                     (b) [ ]
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(3)  SEC Use Only:
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(4)  Source of Funds     PF
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(5)  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                                  [ ]
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(6)  Citizenship or Place of Organization:  Michigan
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Number of Shares         (7)  Sole Voting Power:                 200
                                                                 ---
Beneficially Owned       (8)  Shared Voting Power:
                                                                 ---
By Reporting Person      (9)  Sole Dispositive Power:            200
                                                                 ---
With                     (10) Shared Dispositive Power:
                                                                 ---
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(11) Aggregate Amount Beneficially Owned by Reporting Person:    200
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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                          [ ]
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(13) Percent of Class Represented by Amount in Row (11):   0.0%
                                                           ----
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(14) Type of Reporting Person:     CO
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
CUSIP No. 056543101


(1)  Name of Reporting Person:     James D. Azzar
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(2)  Check the Appropriate Box                                   (a) [X]
     if a Member of a Group:                                     (b) [ ]
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(3)  SEC Use Only:
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(4)  Source of Funds     OO
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(5)  Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                                  [ ]
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(6)  Citizenship or Place of Organization:  United States
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Number of Shares         (7)  Sole Voting Power:                276,864<F*>
                                                                -----------
Beneficially Owned       (8)  Shared Voting Power:
                                                                -----------
By Reporting Person      (9)  Sole Dispositive Power:           276,864<F*>
                                                                -----------
With                     (10) Shared Dispositive Power:
                                                                -----------
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(11) Aggregate Amount Beneficially Owned by Reporting Person:   276,864<F*>
                                                                -----------
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(12) Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                                  [ ]
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(13) Percent of Class Represented by Amount in Row (11):    14.2%
                                                            -----
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(14) Type of Reporting Person:     IN
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<F*>Includes Shares beneficially owned by Bomarko and EDI

          This Amendment No. 4 is filed for the purpose of reporting additional information to be included in Item 4 - Purpose of Transaction. All items not reported in this Amendment No. 4 are hereby incorporated by reference from Amendment No. 3. to this Schedule 13D, dated September 22, 1997; Amendment No. 2 to this Schedule 13D, dated December 10, 1996; and Amendment No. 1 to this Schedule 13D, dated March 20, 1996.

ITEM 4.   PURPOSE OF TRANSACTION.

          On January 19, 1998, the Reporting Persons submitted to the Issuer a Request for a Shareholder Vote on a resolution pursuant to Wis. Stat. <Section> 180.1150, which would approve and restore full voting power to Shares held by the Reporting Persons if the Reporting Persons acquire in excess of 20% of the voting power in the election of directors of the Issuer. The Reporting Persons' Notice of Proposed Resolution is attached as Appendix A to this Schedule 13D.

          On February 4, 1998, the Issuer filed with the Securities and Exchange Commission its preliminary proxy statement relating to a special meeting of the Issuer's shareholders currently scheduled to be held on March 10, 1998. The sole matter to be acted on at this special meeting is the Reporting Persons' proposal described above. On February 13, 1998, the Reporting Persons filed with the Securities and Exchange Commission their preliminary proxy statement relating to the special meeting and additional soliciting material.

          In addition, on December 6, 1997, the Reporting Persons submitted to the Issuer a Shareholder Proposal for inclusion in the Issuer's 1998 proxy statement. The Reporting Person's Shareholder Proposal and Supporting Statement is attached as Appendix B to this Statement. If approved by the shareholders, this proposal would urge the board of directors of the Issuer to establish a committee of independent directors for the purpose of investigating a possible sale or merger of the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (A) and (B)    The Issuer reported in its preliminary proxy statement
filed with the Securities and Exchange Commission that it had 1,951,855 Shares issued and outstanding as of February 2, 1998. All of the percentages reported in this Statement are based on that number. All percentages have been rounded to the nearest one-tenth of a percent.

     Bomarko beneficially owns 276,664 Shares, representing approximately 14.2% of the issued and outstanding Shares. Bomarko has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     EDI beneficially owns 200 Shares, representing 0.0% of the issued and outstanding Shares. EDI has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     James D. Azzar beneficially owns 276,864 Shares, representing approximately 14.2% of the issued and outstanding Shares, including Shares beneficially owned by Bomarko and EDI. Mr. Azzar has the sole power to direct the voting and disposition of Shares beneficially owned by Bomarko and EDI.

     No other person named in Item 2 is known by the Reporting Persons to be the beneficial owner of any Shares.

     Except for James D. Azzar, each of the executive officers and directors of Bomarko disclaims beneficial ownership of the Shares held by Bomarko.

     (C) The Reporting Persons have not purchased or sold Shares of the Issuer's common stock during the 60 days preceding the date of this amendment to the Reporting Persons' Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Appendix A -- Notice of Proposed Resolution
     Appendix B -- Shareholder Proposal and Supporting Statement


























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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   BOMARKO, INC.



Dated:  February 18, 1998          By /S/ JAMES D. AZZAR
                                      James D. Azzar, Chairman of the Board
                                      and Chief Executive Officer



                                   EXTRUSIONS DIVISION, INC.


Dated:  February 18, 1998          By /S/ JAMES D. AZZAR
                                      James D. Azzar, President


Dated:  February 18, 1998          /S/ JAMES D. AZZAR
                                   James D. Azzar

                                APPENDIX A

               NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

To:    The Directors and Shareholders of Badger Paper Mills, Inc.

From: James D. Azzar, Bomarko, Inc. and Extrusions Division, Inc. (collectively the "Azzar Group")

       PLEASE TAKE NOTICE that the Azzar Group, currently the beneficial owners of approximately 14.2% of the outstanding issue in the corporation, pursuant to Wisconsin Statutes 180.1150 specifically request a special meeting of shareholders for purposes of obtaining relief from the provisions of Wisconsin Statutes 180.1152(2) and specifically request that the shareholders vote to restore regular voting power to any and all shares of stock in Badger Paper Mills, Inc. obtained by the Azzar Group, including all shares in excess of 20% of the outstanding shares in the corporation, as permitted by Wisc. Statutes <Section>180.1150.

       This notice and proposed resolution are submitted under Wisc.
Stats. <Section>180.1150(4). The Azzar Group, with funds of Bomarko, Inc., Extrusions Division, Inc. and James D. Azzar may purchase additional shares in the corporation. These shares would be held for investment purposes. The "Azzar Group" has no intention of liquidating the corporation, selling substantial assets of the corporation, or making any material changes in the business or structure of the company.

                                   /S/ JAMES D. AZZAR
                                   James D. Azzar

                                APPENDIX B

                           SHAREHOLDER PROPOSAL

       RESOLVED, that the shareholders of Badger Paper Mills, Inc. (the "Company"), believing that the value of their investment in the Company can best be maximized through the immediate sale or merger of the Company, hereby urge the board of directors to establish a committee of directors who are not current or former officers or employees of the Company for the purpose of engaging an investment banking firm, facilitating and promoting a sale or merger of the Company or a sale of substantially all of its assets, reviewing and negotiating any sale or merger proposal received by the Company, and making a recommendation to the board of directors with respect to any such proposal.

                           SUPPORTING STATEMENT

       This shareholder proposal is submitted by Bomarko, Inc., Extrusions Division, Inc. and James D. Azzar. We are substantial investors in the Company, owning over 14% of its shares.

       This proposal, which is absolutely not binding, is resubmitted this year as an opportunity for the shareholders to offer a vote of "no confidence" in the Board of Directors and management of the Company. A vote "FOR" this proposal is a way that you, as a shareholder and investor, can send a message that you are not satisfied with the results achieved by the Board of Directors and management to produce value for shareholders.

       Last year, the Board of Directors recommended that you vote against the proposal, arguing that the proposal was "moot." The Board assured you that it had already created a committee to review strategic options, engaged an investment banking firm and was in the process of reviewing strategic alternatives.

       You might have actually believed management's assertions and promises and voted against the proposal last year. Don't be fooled again this year. For if 1997 has taught us anything, it is that the Board has not followed through on its promises. While the Board may have taken some token steps to appear to be concerned with shareholder value, positive results have not been achieved.

       We believe that the stock price performance of the Company and its future prospects have been adversely affected by poor management and questionable strategic decisions. We question the Company's continuing ability to profitably sell its products in a highly competitive environment. We believe that these poor results are tolerated in part because a substantial portion of the Company's directors are current or former officers of the Company or are affiliated with concerns which do business with the Company.

       Consequently, we believe that a sale or merger of the Company or a sale of substantially all of its assets offers the most likely means to realize the value of the Company.

       Please vote "For" this proposal and help yourself and your fellow shareholders prevent further losses in the value of their investment in the Company. If management opposes this proposal and you want to vote in favor of it, you must mark the "For" box on the proxy card next to the proposal.